                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K
                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for transition period from __________________ to _________________

         Commission file number: 001-12231

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CB Commercial 401(k) Capital Accumulation Plan
         ------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CB Richard Ellis Services, Inc.
                                    533 South Fremont Avenue
                                    Los Angeles, California  90071-1712

                                 CB COMMERCIAL
                                 -------------

                       401(k) CAPITAL ACCUMULATION PLAN
                       --------------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                               DECEMBER 31, 1997
                               -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997
  Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996
  Statement of Changes in Net Assets Available for Plan Benefits, with Fund
   Information for the year ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES
     I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997
     II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required based upon disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Investment Advisory Committee of
 CB Commercial 401(k) Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information of CB COMMERCIAL 401(k) CAPITAL ACCUMULATION PLAN (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1997. These financial statements and supplemental schedules with fund information referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    ARTHUR ANDERSEN LLP

Los Angeles, California
May 29, 1998

                                 CB COMMERCIAL
                       401(K) CAPITAL ACCUMULATION PLAN                   1 of 2
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997


                                                             Non-
                                                          Participant
                                                           Directed                        Participant Directed
                                                        -------------   --------------------------------------------------------
                                                                  Common
                                                                   Stock                       Mutual Funds
                                                        ----------------------------   -----------------------------------------
                                                            CB              CB           Equity         Capital         Prime
                                                           Stock           Stock         Income       Appreciation     Reserve
                                                            Fund            Fund          Fund            Fund          Fund
                                                        -------------   ------------   ------------   ------------   -----------
INVESTMENTS:
   Mutual Funds                                         $           -   $          -   $ 51,043,258   $ 23,754,263   $ 8,836,261
   Pooled Separate Account                                          -              -              -              -             -
   Common Stock - CB                                       22,627,890     50,817,624              -              -             -
   Loan Receivable                                                  -              -              -              -             -
                                                        -------------   ------------   ------------   ------------   -----------
       Total Investments                                   22,627,890     50,817,624     51,043,258     23,754,263     8,836,261
                                                        -------------   ------------   ------------   ------------   -----------

RECEIVABLES:
   Employee contributions                                           -         26,689        120,982         75,076        19,317
   Employer contributions                                   2,890,000              -              -              -             -
   Loan repayments                                                  -            730          7,358          3,563         6,134
                                                        -------------   ------------   ------------   ------------   -----------
       Total Receivables                                    2,890,000         27,419        128,340         78,639        25,451
                                                        -------------   ------------   ------------   ------------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1997                          $  25,517,890   $ 50,845,043   $ 51,171,598   $ 23,832,902   $ 8,861,712
                                                        =============   ============   ============   ============   ===========

                                                                               Participant Directed
                                                        ----------------------------------------------------------------------
                                                                                   Mutual Funds
                                                        ----------------------------------------------------------------------
                                                        International      New          Spectrum
                                                            Stock        America         Income        Equity       New Asia
                                                            Fund        Growth Fund       Fund       Index Fund    Value Fund
                                                        -------------   ------------   -----------   -----------   -----------
INVESTMENTS:
   Mutual Funds                                         $  11,394,765   $ 12,044,850   $ 3,149,546   $ 6,667,927   $ 2,217,292
   Pooled Separate Account                                          -              -             -             -             -
   Common Stock - CB                                                -              -             -             -             -
   Loan Receivable                                                  -              -             -             -             -
                                                        -------------   ------------   -----------   -----------   -----------
       Total Investments                                   11,394,765     12,044,850     3,149,546     6,667,927     2,217,292
                                                        -------------   ------------   -----------   -----------   -----------

RECEIVABLES:
   Employee contributions                                      55,818         76,174        20,586        42,008        18,172
   Employer contributions                                           -              -             -             -             -
   Loan repayments                                              4,210          2,879           558         2,553         2,189
                                                        -------------   ------------   -----------   -----------   -----------
       Total Receivables                                       60,028         79,053        21,144        44,561        20,361
                                                        -------------   ------------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1997                          $  11,454,793   $ 12,123,903   $ 3,170,690   $ 6,712,488   $ 2,237,653
                                                        =============   ============   ===========   ===========   ===========

     The accompanying notes are an integral part of this financial statement.

                                 CB COMMERCIAL
                       401(K) CAPITAL ACCUMULATION PLAN                   2 of 2
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997


                                                                          Participant Directed
                                                      ------------------------------------------------------------------
                                                                                Mutual Funds
                                                      ------------------------------------------------------------------
                                                      Science and                    Mid-Cap     Spectrum     Blue Chip
                                                      Technology     Small-Cap       Growth       Growth        Growth
                                                         Fund       Value Fund        Fund         Fund          Fund
                                                      -----------  -------------   -----------   ---------   -----------
INVESTMENTS:
   Mutual Funds                                       $ 7,322,032   $ 12,303,617   $ 2,071,809   $ 397,576   $ 2,854,453
   Pooled Separate Account                                      -              -             -           -             -
   Common Stock - CB                                            -              -             -           -             -
   Loan Receivable                                              -              -             -           -             -
                                                      -----------   ------------   -----------   ---------   -----------
       Total Investments                                7,322,032     12,303,617     2,071,809     397,576     2,854,453
                                                      -----------   ------------   -----------   ---------   -----------

RECEIVABLES:
   Employee contributions                                  82,010         66,256        15,174       4,705        24,537
   Employer contributions                                       -              -             -           -             -
   Loan repayments                                          2,546          4,009            64         132           271
                                                      -----------   ------------   -----------   ---------   -----------
       Total Receivables                                   84,556         70,265        15,238       4,837        24,808
                                                      -----------   ------------   -----------   ---------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1997                        $ 7,406,588   $ 12,373,882   $ 2,087,047   $ 402,413   $ 2,879,261
                                                      ===========   ============   ===========   =========   ===========

                                                             Participant Directed
                                                      ----------------------------------
                                                          Pooled
                                                      Separate Account
                                                      ----------------
                                                            Stable
                                                            Value          Participant
                                                            Fund              Loans              Total
                                                      ----------------    --------------     -------------
INVESTMENTS:
   Mutual Funds                                       $              -    $            -     $ 144,057,649
   Pooled Separate Account                                  14,373,593                 -        14,373,593
   Common Stock - CB                                                 -                 -        73,445,514
   Loan Receivable                                                   -         2,371,802         2,371,802
                                                      ----------------    --------------     -------------
       Total Investments                                    14,373,593         2,371,802       234,248,558
                                                      ----------------    --------------     -------------

RECEIVABLES:
   Employee contributions                                       32,777                 -           680,281
   Employer contributions                                            -                 -         2,890,000
   Loan repayments                                               2,130           (39,326)                -
                                                      ----------------    --------------     -------------
       Total Receivables                                        34,907           (39,326)        3,570,281
                                                      ----------------    --------------     -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1997                        $     14,408,500    $    2,332,476     $ 237,818,839
                                                      ================    ==============     =============

    The accompanying notes are an integral part of this financial statement.

                                                                          1 of 2


                                 CB COMMERCIAL
                       401(k) CAPITAL ACCUMULATION PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1996

                                                Non-
                                             Participant
                                              Directed                                     Participant Directed
                                           -------------    ------------------------------------------------------------------------
                                                     Common
                                                     Stock                                     Mutual Funds
                                           ----------------------------   ---------------------------------------------------------
                                                CB             CB            Equity        Capital        Prime       International
                                               Stock          Stock          Income      Appreciation    Reserve          Stock
                                               Fund           Fund            Fund           Fund          Fund           Fund
                                           -------------   ------------   ------------   ------------   -----------   -------------
INVESTMENTS:
   Mutual Funds                            $           -   $          -   $ 37,610,934   $ 21,428,294   $ 7,164,560   $ 11,429,227
   Pooled Separate Account                             -              -              -              -             -              -
   Common Stock - CB                          15,090,060     39,577,794              -              -             -              -
   Loan Receivable                                     -              -              -              -             -              -
                                           -------------   ------------   ------------   ------------   -----------   ------------
       Total Investments                      15,090,060     39,577,794     37,610,934     21,428,294     7,164,560     11,429,227
                                           -------------   ------------   ------------   ------------   -----------   ------------

RECEIVABLES:
   Employee contributions                              -         18,281        133,417         90,075        29,648         53,289
   Employer contributions                      1,872,000              -              -              -             -              -
   Loan repayments                                     -            332          8,787          6,958        12,962          2,330
                                           -------------   ------------   ------------   ------------   -----------   ------------
       Total Receivables                       1,872,000         18,613        142,204         97,033        42,610         55,619
                                           -------------   ------------   ------------   ------------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1996             $  16,962,060   $ 39,596,407   $ 37,753,138   $ 21,525,327   $ 7,207,170   $ 11,484,846
                                           =============   ============   ============   ============   ===========   ============


                                                            Participant Directed
                                           ------------------------------------------------------
                                                                Mutual Funds
                                           ------------------------------------------------------
                                                           Spectrum                    New Asia
                                            New America     Income         Equity        Value
                                            Growth Fund      Fund        Index Fund      Fund
                                            -----------   -----------   -----------   -----------
INVESTMENTS:
   Mutual Funds                             $ 9,613,096   $ 2,222,423   $ 3,414,098   $ 4,914,554
   Pooled Separate Account                            -             -             -             -
   Common Stock - CB                                  -             -             -             -
   Loan Receivable                                    -             -             -             -
                                            -----------   -----------   -----------   -----------
       Total Investments                      9,613,096     2,222,423     3,414,098     4,914,554
                                            -----------   -----------   -----------   -----------

RECEIVABLES:
   Employee contributions                        76,664        14,529        33,393        21,705
   Employer contributions                             -             -             -             -
   Loan repayments                                3,073            16           733           477
                                            -----------   -----------   -----------   -----------
       Total Receivables                         79,737        14,545        34,126        22,182
                                            -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
       AS OF DECEMBER 31, 1996              $ 9,692,833   $ 2,236,968   $ 3,448,224   $ 4,936,736
                                            ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of this financial statement.

                                                                          2 of 2

                                 CB COMMERCIAL
                       401(k) CAPITAL ACCUMULATION PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1996

                                                                         Participant Directed
                                                  --------------------------------------------------------------------------------
                                                                                                                     Pooled
                                                        Mutual Funds                                              Separate Account
                                                  --------------------------------------------------------------------------------
                                                   Science and                 Mid-Cap    Spectrum     Blue Chip       Stable
                                                   Technology     Small-Cap    Growth      Growth       Growth          Value
                                                      Fund       Value Fund     Fund        Fund         Fund           Fund
                                                  -----------   -----------    -------    --------     ---------    --------------
INVESTMENTS:
  Mutual Funds                                    $ 5,013,391   $ 6,626,249    $    -     $    -       $    -       $          -
  Pooled Separate Account                                   -             -         -          -            -         14,774,212
  Common Stock - CB                                         -             -         -          -            -                  -
  Loan Receivable                                           -             -         -          -            -                  -
                                                  -----------   -----------    -------    --------     ---------    --------------
    Total Investments                               5,013,391     6,626,249         -          -            -         14,774,212
                                                  -----------   -----------    -------    --------     ---------    --------------

RECEIVABLES:
  Employee contributions                               54,139        56,137         -          -            -             40,444
  Employer contributions                                    -             -         -          -            -                  -
  Loan repayments                                       1,817         1,040         -          -            -              4,298
                                                  -----------   -----------    -------    --------     ---------    --------------
    Total Receivables                                  55,956        57,177         -          -            -             44,742
                                                  -----------   -----------    -------    --------     ---------    --------------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS AS OF DECEMBER 31, 1996             $ 5,069,347   $ 6,683,426    $    -     $    -       $    -       $ 14,818,954
                                                  ===========   ===========    =======    ========     =========    ==============
                                             Participant
                                                 Loans          Total
                                             -----------    -------------
INVESTMENTS:
  Mutual Funds                               $         -    $ 109,436,826
  Pooled Separate Account                              -       14,774,212
  Common Stock - CB                                    -       54,667,854
  Loan Receivable                              2,313,028        2,313,028
                                             -----------    -------------
    Total Investments                          2,313,028      181,191,920
                                             -----------    -------------

RECEIVABLES:
  Employee contributions                               -          621,721
  Employer contributions                               -        1,872,000
  Loan repayments                                (42,823)               -
                                             -----------    -------------
    Total Receivables                            (42,823)       2,493,721
                                             -----------    -------------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS AS OF DECEMBER 31, 1996        $ 2,270,205    $ 183,685,641
                                             ===========    =============

   The accompanying notes are an integral part of this financial statement.

                                 CB COMMERCIAL                           1 of 2
                       401(k) CAPITAL ACCUMULATION PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                              Non-
                                          Participant
                                            Directed                            Participant Directed
                                        -------------    --------------------------------------------------------------
                                                    Common
                                                     Stock                                Mutual Funds
                                        -----------------------------      --------------------------------------------
                                               CB               CB             Equity          Capital         Prime
                                             Stock            Stock            Income       Appreciation      Reserve
                                              Fund             Fund             Fund            Fund            Fund
                                        -------------    ------------      -------------    ------------    -----------
ADDITIONS:
    Employee contributions              $           -    $    472,069      $   2,981,459    $  1,879,640    $   588,238
    Employer contributions                  2,919,149               -                  -               -              -
                                        -------------    ------------      -------------    ------------    -----------
          Total Contributions               2,919,149         472,069          2,981,459       1,879,640        588,238

    Investment Income
       Interest & Dividends                         -          19,259          5,038,441       2,938,600        421,557
       Net appreciation/(depreciation)
        in fair value of investments        9,258,546      22,489,794          6,165,116         434,682              -
                                        -------------    ------------      -------------    ------------    -----------
          Total investment income           9,258,546      22,509,053         11,203,557       3,373,282        421,557

                                        -------------    ------------      -------------    ------------    -----------
          Total Additions                  12,177,695      22,981,122         14,185,016       5,252,922      1,009,795
                                        -------------    ------------      -------------    ------------    -----------

DEDUCTIONS:
    Distributions to participants          (2,178,214)     (4,967,596)        (2,886,198)     (1,268,310)      (853,628)

                                        -------------    ------------      -------------    ------------    -----------
          Total Deductions                 (2,178,214)     (4,967,596)        (2,886,198)     (1,268,310)      (853,628)
                                        -------------    ------------      -------------    ------------    -----------

NET TRANSFERS                              (1,443,651)     (6,785,521)         2,215,039      (1,580,057)     1,349,022

LOAN REPAYMENTS                                     -          47,772            279,280         150,560        296,002

LOANS ISSUED TO PARTICIPANTS                        -         (27,141)          (374,677)       (247,540)      (146,649)
                                        -------------    ------------      -------------    ------------    -----------

       Net increase (decrease)              8,555,830      11,248,636         13,418,460       2,307,575      1,654,542

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS:
    Beginning of year                      16,962,060      39,596,407         37,753,138      21,525,327      7,207,170
                                        -------------    ------------      -------------    ------------    -----------

    End of year                         $  25,517,890    $ 50,845,043      $  51,171,598    $ 23,832,902    $ 8,861,712
                                        =============    ============      =============    ============    ===========

                                                                     Participant Directed
                                          -----------------------------------------------------------------------------
                                                                         Mutual Funds
                                          -----------------------------------------------------------------------------
                                           International        New          Spectrum
                                               Stock          America         Income          Equity        New Asia
                                                Fund        Growth Fund        Fund         Index Fund     Value Fund
                                           -----------     -------------    ----------     ------------   ------------
ADDITIONS:
    Employee contributions                  $  1,345,198    $  1,579,921    $   366,532    $   963,076    $    479,260
    Employer contributions                             -               -              -              -               -
                                            ------------    ------------    -----------    -----------    ------------
          Total Contributions                  1,345,198       1,579,921        366,532        963,076         479,260

    Investment Income
       Interest & Dividends                      606,651         571,535        194,210        134,860          30,058
       Net appreciation/(depreciation)
         in fair value of investments           (333,883)      1,455,365         97,746      1,224,578      (1,389,952)
                                            ------------    ------------    -----------    -----------    ------------
          Total investment income                272,768       2,026,900        291,956      1,359,438      (1,359,894)

                                            ------------    ------------    -----------    -----------    ------------
          Total Additions                      1,617,966       3,606,821        658,488      2,322,514        (880,634)
                                            ------------    ------------    -----------    -----------    ------------

DEDUCTIONS:
    Distributions to participants               (731,625)       (662,688)      (124,553)      (390,755)       (165,621)

                                            ------------    ------------    -----------    -----------    ------------
          Total Deductions                      (731,625)       (662,688)      (124,553)      (390,755)       (165,621)
                                            ------------    ------------    -----------    -----------    ------------

NET TRANSFERS                                   (845,392)       (483,386)       409,048      1,352,560      (1,621,991)

LOAN REPAYMENTS                                   90,100         140,261         15,142         59,574          28,499

LOANS ISSUED TO PARTICIPANTS                    (161,102)       (169,938)       (24,403)       (79,629)        (59,336)
                                            ------------    ------------    -----------    -----------    ------------
       Net increase (decrease)                   (30,053)      2,431,070        933,722      3,264,264      (2,699,083)

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS:
    Beginning of year                         11,484,846       9,692,833      2,236,968      3,448,224       4,936,736
                                            ------------    ------------    -----------    -----------    ------------

    End of year                             $ 11,454,793    $ 12,123,903    $ 3,170,690    $ 6,712,488    $  2,237,653
                                            ============    ============    ===========    ===========    ============

   The accompanying notes are an integral part of this financial statement.

                                 CB COMMERCIAL
                       401(k) CAPITAL ACCUMULATION PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                     Participant Directed
                                          --------------------------------------------------------------------------------
                                                                         Mutual Funds
                                          --------------------------------------------------------------------------------
                                               Science and                          Mid-Cap       Spectrum     Blue Chip
                                                Technology        Small-Cap          Growth        Growth        Growth
                                                   Fund           Value Fund          Fund          Fund          Fund
                                          -------------------    -------------   ------------   ----------    -----------
ADDITIONS:
    Employee contributions                      $   1,475,386     $  1,443,952    $   189,755    $  72,391    $   318,671
    Employer contributions                                  -                -              -            -              -
                                                -------------     ------------    -----------    ---------    -----------
          Total Contributions                       1,475,386        1,443,952        189,755       72,391        318,671

    Investment Income
       Interest & Dividends                           703,040          765,084         21,277       40,843         16,660
       Net appreciation/(depreciation)
        in fair value of investments                 (677,556)       1,457,907        139,185      (12,485)       272,036
                                                -------------     ------------    -----------    ---------    -----------
          Total investment income                      25,484        2,222,991        160,462       28,358        288,696

                                                -------------     ------------    -----------    ---------    -----------
          Total Additions                           1,500,870        3,666,943        350,217      100,749        607,367
                                                -------------     ------------    -----------    ---------    -----------

DEDUCTIONS:
    Distributions to participants                    (383,960)        (458,143)        (3,328)     (35,056)        (8,631)

                                                -------------     ------------    -----------    ---------    -----------
          Total Deductions                           (383,960)        (458,143)        (3,328)     (35,056)        (8,631)
                                                -------------     ------------    -----------    ---------    -----------

NET TRANSFERS                                       1,238,640        2,547,560      1,758,656      343,172      2,306,867

LOAN REPAYMENTS                                        80,737           72,244          8,941        3,744         17,306

LOANS ISSUED TO PARTICIPANTS                          (99,046)        (138,148)       (27,439)     (10,196)       (43,648)
                                                -------------     ------------    -----------    ---------    -----------

       Net increase (decrease)                      2,337,241        5,690,456      2,087,047      402,413      2,879,261

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS:
    Beginning of year                               5,069,347        6,683,426              -            -              -
                                                -------------     ------------    -----------    ---------    -----------

    End of year                                 $   7,406,588     $ 12,373,882    $ 2,087,047    $ 402,413    $ 2,879,261
                                                =============     ============    ===========    =========    ===========
                                                      Pooled
                                                 Separate Account
                                                ------------------
                                                      Stable
                                                       Value              Participant
                                                       Fund                  Loans          Total
                                                ------------------     ---------------   -------------
ADDITIONS:
    Employee contributions                          $       773,245    $          -      $  14,928,793
    Employer contributions                                        -               -          2,919,149
                                                    ---------------    ------------      -------------
          Total Contributions                               773,245               -         17,847,942

    Investment Income
       Interest & Dividends                                 889,785         198,009         12,589,869
       Net appreciation/(depreciation)
        in fair value of investments                              -               -         40,581,079
                                                    ---------------    ------------      -------------
          Total investment income                           889,785         198,009         53,170,948

                                                    ---------------    ------------      -------------
          Total Additions                                 1,663,030         198,009         71,018,890
                                                    ---------------    ------------      -------------

DEDUCTIONS:
    Distributions to participants                        (1,281,427)       (485,959)       (16,885,692)

                                                    ---------------    ------------      -------------
          Total Deductions                               (1,281,427)       (485,959)       (16,885,692)
                                                    ---------------    ------------      -------------

NET TRANSFERS                                              (760,566)              -                  -

LOAN REPAYMENTS                                             131,308      (1,421,470)                 -

LOANS ISSUED TO PARTICIPANTS                               (162,799)      1,771,691                  -
                                                    ---------------    ------------      -------------

       Net increase (decrease)                             (410,454)         62,271         54,133,198

NET ASSETS AVAILABLE
    FOR PLAN BENEFITS:
    Beginning of year                                    14,818,954       2,270,205        183,685,641
                                                    ---------------    ------------      -------------

    End of year                                     $    14,408,500    $  2,332,476      $ 237,818,839
                                                    ===============    ============      =============

   The accompanying notes are an integral part of this financial statement.

                                 CB COMMERCIAL
                                 -------------

                       401(k) CAPITAL ACCUMULATION PLAN
                       --------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1997
                               -----------------

1.   Description of the Plan
     -----------------------

The following is a summary description of the CB Commercial 401(k) Capital Accumulation Plan, formerly the CB Commercial Holdings, Inc. Capital Accumulation Plan, (the "Plan"), which is sponsored by CB Commercial Real Estate Services Group, Inc. formerly, CB Commercial Holdings, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan document for a further description of the provisions of the Plan.

     General
     -------

     The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. It became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the "Prior Plan"). The Plan covers substantially all employees of the Company and the Investment Advisory Committee believes it is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

     Administration
     --------------

     The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

     Trustee, Custodian and Fund Manager of Investments
     --------------------------------------------------

     T. Rowe Price Trust Company (the "Trustee"), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the CB Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan.

     Contributions
     -------------

     Participants in the Plan who are not highly compensated employees, as defined in the Plan, may elect to contribute from 1 to 15 percent of compensation before taxes through compensation deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and is currently limited to 5 percent of their pretax compensation.

     The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. The Company authorized a discretionary matching contribution of $2,890,000 for 1997. All employer contributions are invested in the CB Stock Fund. Forfeited contributions of approximately $31,000 were used to offset employer contributions in 1997. For 1996, the Company authorized a discretionary matching contribution of $1,872,000, which resulted in a contribution of 82,740 shares of CB stock based on the value of the stock at the date of issuance, which was February 4, 1997.

     Investment Selections
     ---------------------

     Each participant may select the investment fund(s) in which employee contributions will be invested. Participants may elect to transfer all or a portion of their investment between investment funds. Currently, the investment selections consist of the funds listed below, including the Mid Cap Growth Fund, Spectrum Growth Fund and Blue Chip Growth Fund, which were added as investment elections by amendment to the Plan during 1997.

     a. CB Stock Fund (CB) - consists of investment in common stock of CB Commercial Real Estate Services Group, Inc. Prior to November 25, 1996, CB Stock was not publicly traded. Subsequent to the commencement of public trading of CB Stock pursuant to an initial public offering and through May 25, 1997, sales and purchases of CB stock by Plan participants were not permitted.

     b. Equity Income Fund - managed by T. Rowe Price, consists of investments in stocks, bonds and other cash equivalents selected with the objective of providing reasonable growth in value.

     c. Capital Appreciation Fund - managed by T. Rowe Price, consists of investments in stocks of companies in varied industries selected with the objective of providing growth in value through a more aggressive investment approach than the Equity Income Fund.

     d. Prime Reserve Fund - managed by T. Rowe Price, consists of investments in commercial paper, corporate notes and other short-term investments.

     e. International Stock Fund - managed by T. Rowe Price, consists of investments in marketable securities of non-United States issuers. The fund seeks a total return on its assets from long term growth of capital and income.

     f. New America Growth Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in service industries.

     g. Spectrum Income Fund - managed by T. Rowe Price, consists of investments in underlying funds which have invested in bonds, money-market funds, stocks, international bonds, and high-yield bonds.

     h. Equity Index Fund - managed by T. Rowe Price, is modeled after the S&P 500 Index and consists of investments in companies which are included in the S&P 500 Index.

     i. New Asia Value Fund - managed by T. Rowe Price, consists of investments in large and small capitalization companies based in Asia (excluding Japan) and other regions of the Pacific Basin, including Australia and New Zealand.

     j. Science and Technology Fund - managed by T. Rowe Price, primarily consists of investments in stocks of companies in the science and electronics industries.

     k. Small-Cap Value Fund - managed by T. Rowe Price, primarily consists of investments in stocks of small companies that are believed to be undervalued.

     l. Stable Value Fund - managed by T. Rowe Price, consists of investments in guaranteed investment contracts, bank investment contracts, and structured investment contracts.

     m. Mid-Cap Growth Fund- managed by T. Rowe Price, primarily consists of investments in stocks of mid-capitalization companies.

     n. Spectrum Growth Fund - managed by T. Rowe Price, primarily consists of investments in funds that seek long-term capital appreciation and growth of income by investing in funds that invest primarily in stocks.

     o. Blue Chip Growth Fund - managed by T. Rowe Price, primarily consists of investments in stocks included in the S&P 500.

     Participants' Accounts
     ----------------------

     Each participant account is credited with an allocation of Company contributions, investment earnings or losses and forfeitures of terminated participants' nonvested accounts. Allocation of earnings on any of the investment funds, except for CB funds, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date. Dividends on CB stock are allocated based on the number of shares a participant holds. Earnings on CB funds are invested at the designation of the Committee in one of the investment funds listed above.

     Vesting
     -------

     Participants are, at all times, 100 percent vested in their accounts, except for amounts contributed by the Company and earnings thereon.
     Vesting in amounts contributed by the Company and related earnings is based upon the occurrence of the earliest of the following:

     a.        100 percent upon Plan termination.

     b. 100 percent upon participant attaining age 65, death or disability.

     c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service.

     d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service.

     Benefit Payments and Withdrawals
     --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations.

     Loans
     -----

     Participants may elect to borrow funds from the vested portion of their accounts. Such loan principal and related interest are payable by the Participants back to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The interest rate on such loans is the prime rate as determined by the Plan plus 2 percent.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Accounting
     -------------------

     For financial reporting purposes, the financial statements have been prepared on the accrual basis of accounting.

     Investments
     -----------

     The valuation of investments is the responsibility of the Plan Administrator as indicated in the Plan document. Plan investments included in the statements of net assets available for Plan benefits, with fund information, excluding the investment contracts included in the Stable Value Fund, are stated at fair market value as of December 31, 1997 and 1996. The investment contracts in the Stable Value Fund are carried at contract value which approximates market value.

     The value of the CB stock was $32.19 and $20.00 on December 31, 1997 and 1996, respectively, representing the latest quoted price at that date on the stock exchange on which it trades.

     Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

     As of December 31, 1997 approximately 68% of the Plan's investments are invested in T. Rowe Price managed funds.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.   Administrative Expenses
     -----------------------

Expenses directly related to the administration of the Plan are paid out of Plan assets. However, the Company may elect to pay for some of these expenses. During 1997, the Company elected to pay all Plan expenses, which amounted to approximately $81,000. These expenses are not reflected in the accompanying financial statements.

4.   Federal Income Tax Status
     -------------------------

The Plan obtained its determination letter from the Internal Revenue Service on February 19, 1998. At that time, the Plan was deemed to be designed to satisfy the tax exempt requirements of the Internal Revenue Code. The Committee is of the opinion that the Plan is currently designed and is being operated in compliance with all applicable provisions of the Internal Revenue Code. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

6.   Reconciliation to Form 5500
     ---------------------------

As of December 31, 1997 and 1996, the Plan had approximately $80,000 and $1,000, respectively of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for Plan benefits, with fund information in accordance with generally accepted accounting principles.

The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1997 and 1996:

                                                          Net Assets Available for
                                                                Plan Benefits
                               Benefits                         -------------
                              Payable to    Benefits
                            Participants      Paid          1997           1996
                            ------------  ------------      ----           ----
Per financial statements       $       -  $16,885,692   $237,818,839   $183,685,641

1997 amounts pending
distribution to
participants                      80,000       80,000        (80,000)             -

1996 amounts pending
distribution to
participants                           -       (1,000)             -         (1,000)
                               ---------  -----------   ------------   ------------
Per Form 5500                  $  80,000  $16,964,692   $237,738,839   $183,684,641
                               =========  ===========   ============   ============

7.   Schedules to Financial Statements
     ---------------------------------

The schedules required by Section No. 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been prepared reflecting assets held for investment as of December 31, 1997 and certain transactions entered into by the Plan for the year ended December 31, 1997.

8.   Subsequent Events
     -----------------

On February 10, 1998, the Plan Administrator elected to change trustees from T. Rowe Price Trust Company to The Vanguard Group. The Plan Administrator anticipates making the change during the latter part of the 1998 plan year.

In May 1998, the Company acquired Richard Ellis, International. In connection with the acquisition, the Company's name was changed to CB Richard Ellis.

Assets from selected participants of the Koll Company 401(K) Plus Plan will be transferred into the Plan on July 7, 1998.

                                                                      SCHEDULE I
                                                           E.I.N. NO. 52-1616016
                                                                    PLAN NO. 001


                                 CB COMMERCIAL
                                 -------------

                       401(k)  CAPITAL ACCUMULATION PLAN
                       ---------------------------------

          Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ----------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

 Identity of Issue, Borrower,       Description of Investment Including Maturity Date,
   Lessor or Similar Party          Rate of Interest, Collateral, Par or Maturity Value          Cost       Fair Value
------------------------------  -----------------------------------------------------------  ------------  ------------
*CB Stock Fund                  2,271,439 shares of CB Common Stock,                          $21,475,927   $73,111,932
                                333,582 units of U.S. Treasury Fund                               333,582       333,582

*Equity Income Fund             1,957,931 units of  T. Rowe Price Equity Income Fund           36,759,084    51,043,258

*Capital Appreciation Fund      1,614,837 units of  T. Rowe Price Capital Appreciation Fund    20,832,318    23,754,263

*Prime Reserve Fund             8,836,261 units of  T. Rowe Price Prime Reserve Fund            8,836,261     8,836,261

*International Stock Fund       849,088 units of  T. Rowe Price International Stock Fund       10,443,311    11,394,765

*New America Growth Fund        272,570 units of  T. Rowe Price New America Growth Fund         9,574,644    12,044,850

*Spectrum Income Fund           270,116 units of  T. Rowe Price Spectrum Income Fund            3,025,779     3,149,546

*Equity Index Fund              252,764 units of  T. Rowe Price Equity Index Fund               5,154,087     6,667,927

*New Asia Value Fund            386,288 units of  T. Rowe Price New Asia Fund                   3,340,160     2,217,292

*Party-in-interest

                                                                      SCHEDULE I
                                                           E.I.N. NO. 52-1616016
                                                                      PLAN NO. 1

                                 CB COMMERCIAL
                                 -------------

                       401(k)  CAPITAL ACCUMULATION PLAN
                       ---------------------------------

          Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ----------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

  Identity of Issue, Borrower,              Description of Investment Including Maturity Date,
     Lessor or Similar Party                Rate of Interest, Collateral, Par or Maturity Value               Cost       Fair Value
---------------------------------  ---------------------------------------------------------------------  ------------  ------------
*Science and Technology Fund       268,600 units of T. Rowe Price Science and Technology Fund               8,209,476     7,322,032

*Small-Cap Value Fund              525,796 units of T. Rowe Price Small-Cap Value Fund                     10,033,766    12,303,617

*Mid-Cap Growth Fund               72,441 units of T. Rowe Price Mid Cap Growth Fund                        1,934,960     2,071,809

*Spectrum Growth Fund              24,958 units of T. Rowe Price Spectrum Growth Fund                         420,128       397,576

*Blue Chip Growth Fund             118,099 units of T. Rowe Price Blue Chip Growth Fund                     2,619,145     2,854,453

*Stable Value Fund                 14,373,592 units of T. Rowe Price Bank Collective Investment Fund, investing in contracts bearing interest of 4.77% to 9.5% with various
                                   maturities between January 1998 and June 2018                           14,373,593    14,373,593

*Participant Loans                 Loans Receivable with interest rates ranging from 8.00 percent to
                                   11.00 percent for the year ended December 31, 1997                               -     2,371,802
                                                                                                         ------------  ------------
                                         Total Investments                                               $157,366,221  $234,248,558
                                                                                                         ============  ============

*Party-in-interest

                                                                     SCHEDULE II
                                                           E.I.N. NO. 52-1616016
                                                                    PLAN NO. 001

                                CB COMMERCIAL
                                -------------

                       401(k) CAPITAL ACCUMULATION PLAN
                       --------------------------------

                Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

    Identity of Party                                   Purchase        Selling       Lease        Expense Incurred      Cost of
         Involved          Description of Assets         Price           Price        Rental       With Transaction       Asset
-------------------------  -----------------------     ----------     -----------     ------       ----------------     ----------
CB Commercial                CB Commercial Stock    $   2,672,213   $           -      N/A     $            -         $  2,672,213
CB Stock Fund

CB Commercial                CB Commercial Stock    $           -   $ (15,861,698)     N/A     $            -         $ (4,797,669)
CB Stock Fund

T. Rowe Price              Pooled Separate Account  $   5,132,384   $           -      N/A     $            -         $  5,132,384
Stable Value Fund

T. Rowe Price              Pooled Separate Account  $           -   $  (5,537,974)     N/A     $            -         $ (5,537,974)
Stable Value Fund

T. Rowe Price                   Mutual Funds        $   5,844,045   $           -      N/A     $            -         $  5,844,045
Prime Reserve Fund

T. Rowe Price                   Mutual Funds        $           -   $  (4,175,262)     N/A     $            -         $ (4,175,262)
Prime Reserve Fund

T. Rowe Price                   Mutual Funds        $  11,818,542   $           -      N/A     $            -         $ 11,818,542
Prime Reserve Fund

T. Rowe Price                   Mutual Funds        $           -   $  (4,552,920)     N/A     $            -         $ (3,434,865)
Prime Reserve Fund

    Identity of Party                                  Current Value of Asset      Net Gain
         Involved          Description of Assets        on Transaction Date        or (Loss)
-------------------------  -----------------------      --------------------       ---------
CB Commercial                CB Commercial Stock         $      2,672,213        $           -
CB Stock Fund

CB Commercial                CB Commercial Stock         $    (15,861,698)       $  11,064,029
CB Stock Fund

T. Rowe Price              Pooled Separate Account       $      5,132,384        $           -
Stable Value Fund

T. Rowe Price              Pooled Separate Account       $     (5,537,974)       $           -
Stable Value Fund

T. Rowe Price                   Mutual Funds             $      5,844,045        $           -
Prime Reserve Fund

T. Rowe Price                   Mutual Funds             $     (4,175,262)       $           -
Prime Reserve Fund

T. Rowe Price                   Mutual Funds             $     11,818,542        $           -
Prime Reserve Fund

T. Rowe Price                   Mutual Funds             $     (4,552,920)       $   1,118,055
Prime Reserve Fund

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         CB Richard Ellis Services, Inc. as Plan
                                         Administrator of the CB Commercial
                                         401(K) Capital Accumulation Plan

Date: June 23, 1998                 By:  /s/ Debra L. Morris
                                       -----------------------------------------
                                          Debra L. Morris
                                          Senior Vice President and Global Chief
                                          Accounting Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
------                      ----------------------

    23                  Consent of Arthur Anderson LLP